UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_______________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

______________

(Mark One):

X	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

OR

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-25887

_______________

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

(formerly known as
PRIVATEBANCORP, INC.
Savings and Retirement Plan)
(Full title of the plan)

_______________

PrivateBancorp, Inc.
Ten North Dearborn Street
Chicago, Illinois 60602
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.
The PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) (formerly known as the PrivateBancorp, Inc. Savings and Retirement Plan) is subject to ERISA and files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a) Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004, and the related Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2005 and December 31, 2004.

(b) Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and December 31, 2004 and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2005 and December 31, 2004, respectively, are hereby incorporated by reference to the Registration Statements on Form S-8 filed by the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (File No. 333-132509) with the Securities and Exchange Commission on March 17, 2006, and the PrivateBancorp, Inc. Savings and Retirement Plan (File No. 333-43830) with the Securities and Exchange Commission on August 15, 2000.

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN

Financial Statements

December 31, 2005 and 2004

INDEPENDENT AUDITORS' REPORT

To the Audit Committee Chairman

PRIVATEBANCORP, INC. SAVINGS AND RETIREMENT PLAN

We have audited the accompanying statements of net assets available for benefits of the PrivateBancorp, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.
Chicago, Illinois
April 26, 2006

	2005	2004
ASSETS Investments, at fair value:
Principal Life Insurance Company pooled-
separate accounts	$5,541,725	$3,763,646
American Funds registered investment
companies	1,508,492	900,038
PrivateBancorp, Inc. common stock	8,503,192	6,548,265
Common/collective trust	350,416	346,337

Participant loan fund	192,712	135,423

	16,096,537	11,693,709

Receivables:
Employer contributions	15	12,238
Participants’ contributions	-	34,623

	15	46,861

NET ASSETS AVAILABLE FOR BENEFITS	$16,096,552	$11,740,570

See Notes to Financial Statements

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

	2005	2004
ADDITIONS
Contributions from employer	$496,386	$386,757
Contributions from participants	1,694,184	1,253,668
Rollovers	1,620,861	251,749
Interest income	9,766	6,048
Dividend income	40,913	11,806
Net realized and unrealized gains of
PrivateBancorp, Inc. stock	765,549	969,613
Net realized and unrealized gains in fair
value of common/collective trust	12,678	1,895
Net realized and unrealized gains in fair
value of registered investment
companies	126,273	98,229
Net realized and unrealized gains in fair
value of pooled-separate accounts	334,497	1,139,278
Transfer of assets from plan merger	-	745,445
Other income (loss)	(969)	(1,938)

TOTAL ADDITIONS	5,100,138	4,862,550

DEDUCTIONS
Withdrawals by participants	(709,233)	(337,344)
Administrative expenses	(34,923)	(15,506)

TOTAL DEDUCTIONS	(744,156)	(352,850)

NET INCREASE	4,355,982	4,509,700

NET ASSETS AVAILABLE FOR BENEFITS -
BEGINNING OF YEAR	11,740,570	7,230,870

NET ASSETS AVAILABLE FOR BENEFITS -
END OF YEAR	$16,096,552	$11,740,570

See Notes to Financial Statements

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

(1) Description of plan

The following description of the PrivateBancorp, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of The PrivateBank and Trust Company and its subsidiary Lodestar Investment Counsel, LLC, The PrivateBank (St. Louis) and The PrivateBank Mortgage Company. The PrivateBank and Trust Company, The PrivateBank (St. Louis) and The PrivateBank Mortgage Company are subsidiaries of PrivateBancorp, Inc. (the “Company”). The PrivateBank and Trust Company, The PrivateBank (St. Louis), and The PrivateBank Mortgage Company are individually and collectively referred to as the “Subsidiary” and the “Subsidiaries.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2002, the Plan sponsor adopted the Benefit Administration, Inc. Prototype Defined Contribution Plan Basic Plan Document #01. Effective March 10, 2003, the Plan sponsor amended and restated the Plan to reflect the change in one of the Plan trustees and other minor changes. The Plan is sponsored by the Company.

Effective July 1, 2004, the Plan sponsor adopted the Principal Financial Group Prototype Basic Savings Plan No. 2. On November 30, 2004, the Plan sponsor amended the Plan to merge the Plan of Lodestar Investment Counsel, LLC (“Lodestar”). The Plan is sponsored by the Company.

Contributions - Participants may contribute up to the maximum percentage of compensation, as defined in the Plan, and dollar amounts permissible by the Internal Revenue Code (“IRC”). Subsidiary-paid cash bonuses are included in the definition of compensation. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Subsidiary matching contributions are discretionary and based on a percentage of employee contributions. The Subsidiaries may make qualified matching contributions, corrective nonelective contributions and an additional discretionary contribution, all based on formulas determined by the Company. Participants who are at least 18 years old are eligible for the employer contributions after one year of employment.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Subsidiary’s contribution and (b) investment earnings and losses and is charged with participant withdrawals or distributions and administrative fees and expenses. Allocations are based on employee contributions, eligible compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

PRIVATEBANCORP, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

(1) Description of plan (continued)

Vesting - Participants are immediately vested in their contributions and the Subsidiary’s qualified matching contributions and corrective nonelective contributions plus actual earnings thereon. Vesting in the Subsidiaries’ matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

Investment options - Currently, participants are able to direct employee contributions into pooled-separate accounts (“PSAs”), a common and collective trust (both maintained by an insurance carrier), mutual funds and PrivateBancorp, Inc. common stock. Prior to the adoption of the Principal Financial Group Prototype Plan, the participants were able to direct employee contributions into PSAs, which had underlying investments of mutual funds and PrivateBancorp, Inc. common stock, or into a guaranteed investment contract (“GIC”). Participants are able to transfer funds among all investment options.

Participant loans - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan repayment terms are determined by the Subsidiaries. The loans are secured by the balance in the participant’s account and bear interest at the prime rate (7.25% and 5.25% as of December 31, 2005 and 2004, respectively) in effect on the loan acquisition date plus 100 basis points. Interest rates ranged from 5% to 9% on all participant loans outstanding as of December 31, 2005. Principal and interest are paid ratably through payroll deductions.

Payment of benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, disability or death. Payment will generally be made in a lump sum. Hardship withdrawals are also available to participants who demonstrate financial need in certain circumstances, as defined. In-service withdrawals are permitted for those participants who have reached the normal retirement age, as defined in the Plan.

Forfeited accounts - As of December 31, 2005 and 2004, forfeited nonvested accounts totaled $26,919 and $10,469, respectively. These accounts are used to reduce future employer contributions. During 2004, the employer contributions were reduced by $21,730 from forfeited nonvested accounts. During 2005, no forfeited nonvested accounts were used to reduce employer contributions.

(2) Summary of significant accounting policies

Basis of accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of investments - The Plan is invested in PSAs, PrivateBancorp, Inc. common stock, mutual funds and a common/collective trust, which are stated at fair value. The PSAs are valued based on the underlying investments (mutual funds or PrivateBancorp, Inc. common stock). Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan. Values for PrivateBancorp, Inc. common stock are based on the December 31, 2005 and 2004, closing prices. The Plan entered into a GIC with Nationwide Life Insurance Company (“Nationwide”) on May 1, 2002. The GIC was fully benefit responsive and was stated at contract value, which approximated fair value. Contract value represented contributions made under the contract, plus interest at a specified rate determined quarterly based on the three-year Treasury note yield less the interest rate adjustment, as defined in the contract, less withdrawals or transfers by participants. The annual effective yield on this contract for the years ended December 31, 2004 was 0.78%. The GIC was canceled in August 2004.

Accounting method - Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized gains and losses are recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

Administrative expenses - Substantially all of the administrative expenses of the Plan are paid by the Plan sponsor. The expenses that are paid by the Plan sponsor are not included in the statements of changes in net assets available for benefits.

PRIVATEBANCORP, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

(3) Investments

The following table presents the investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2005 and 2004. The table also presents the fair market value of the underlying assets of the PSAs.

	2005	2004
Contract #6-11219:

Pooled Separate Accounts
Principal Bond and Mtg.	$ 372,313	$ 247,267
Principal Govt & HQ Bond	405,361	289,310
Principal Lg Cp Stk Idx	1,462,522	1,035,454
Principal LifeTm Str Inc	13,615	3,409
Principal LifeTm 2010	102,441	53,081
Principal LifeTm 2020	35,439	9,491
Principal LifeTm 2030	66,126	10,013
Principal LifeTm 2040	90,941	11,166
Principal LifeTm 2050	128,869	71,672
Principal Ptr Lg-Cap Blend	-	150,877
Principal Ptr Lg-Cap Value	661,400	471,942
Principal Real Estate Secs	16,618	-
Principal Ptr Md-Cap Value	410,052	284,831
Principal Mid-Cap Stk Idx	159,495	14,243
Principal Ptr Md-Cap Growth	482,421	426,286
Principal Ptr Sm-Cap Gr II	44,853	8,148
Principal Ptr Sm-Cap Val I	120,578	54,034
Principal Sm-Cap Stk Idx	129,473	13,148
Principal Ptr International	839,208	609,274
Total Pooled Separate Accounts	5,541,725	3,763,646

American Funds Growth Fund of America R3	1,130,214	700,220

PrivateBancorp, Inc. common stock	8,503,192	6,548,265
Total Contract #6-11219	$ 15,175,131	$ 11,012,131

The following table presents the net realized and unrealized gains in fair value, by PSA, for the years ended December 31, 2005 and 2004:

	2005	2004
PSAs (underlying investments
are mutual funds)	$ 334,497	$ 274,902
PSA (underlying investment
is company common stock)	-	864,376

Total	$ 334,497	$ 1,139,278

(4) Plan merger

Lodestar is a subsidiary of the Company and is the sponsor of the Lodestar Investment Counsel, LLC 401(k) Plan (the “Lodestar Plan”). On November 30, 2004, the Lodestar Plan was merged into the Plan. On December 1, 2004, the assets of the Lodestar Plan were transferred into the Plan’s trust. On the date of the transfer, the net assets of the Lodestar Plan were valued at $745,445.

(5) Tax status

The Internal Revenue Service (“IRS”) issued a favorable opinion letter dated July 22, 2003, for the Principal Financial Group Prototype Basic Savings Plan No. 2, which was adopted by the Plan sponsor effective July 1, 2004. The IRS letter states that the prototype plan is acceptable under the applicable requirements of the Internal Revenue Code (“IRC”). The IRS issued a favorable opinion letter dated November 19, 2001, for the Benefit Administration, Inc. Prototype Defined Contribution Plan Basic Plan Document #01, which was adopted by the Plan sponsor effective January 1, 2002. The IRS letter states that the prototype plan is acceptable under the applicable requirements of the IRC.

(6) Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

PRIVATEBANCORP, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(8) Subsequent Event

Effective March 1, 2006, the Company stock investment option under the Plan was converted into an Employee Stock Ownership Plan, or “ESOP.” To reflect this change, the Plan is now known as PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan. There are features which became available to participants due to the ESOP. These include pass-through voting, the right to request the ESOP Company stock balance be distributed in the form of Company stock, and dividends on participants’ allocated shares of Company stock under the Plan are able to be paid directly to them outside the Plan or reinvested in more shares through the Plan.

PRIVATEBANCORP, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

EIN: 36-3681151
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Principal Life Insurance Company	Investment contract, pooled-separate accounts, contract #6-11219 (underlying investments are mutual funds)	(1)	$ 5,541,725
*	Private Bancorp, Inc.	Common stock	(1)	8,503,192
	American Funds Growth Fund of America R3	Registered investment company	(1)	1,130,214
	American Funds American Balanced Fund R3	Registered investment company	(1)	378,278
*	Gartmore Morley Cap Mgt Stable Value	Common/collective trust	(1)	350,416
*	Participant Loan Fund	Interest at rates from 5% to 9%	-	192,712

				$ 16,096,537

* Party-in-interest as defined by ERISA

(1) - Cost information may be omitted as the investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27 2006

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

By: PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan Committee

By: /s/ Gary S. Collins

Name: Gary S. Collins

Title:  Committee Member

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Mayer Hoffman McCann P.C.